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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                          OF THE SECURITIES ACT OF 1934

                                 ______________

                             SMARTDISK CORPORATION
         (Name of subject Company (Issuer) and Filing Person (Offeror))

                                 ______________

Options to Purchase Common Stock, Par Value $0.001 Per Share, Having an Exercise
                           Price of $19.00 or Greater
                         (Title of Class of Securities)

                                 ______________

                                     83169Q
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 ______________

                              Michael S. Batttaglia
                      President and Chief Executive Officer
                              SmartDisk Corporation
                             3506 Mercantile Avenue
                              Naples, Florida 34104
                                 (941) 436-2500
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

                                 ______________

                                   Copies to:
                              Michael W. Hein, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500

                                 ______________

                            CALCULATION OF FILING FEE
================================================================================
          Transaction valuation*                     Amount of filing fee
--------------------------------------------------------------------------------
                $615,595                                    $123.12
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 523,750 shares of common stock of SmartDisk Corporation having an aggregate value of $615,595 as of September 7, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Item 1.   Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated September 7, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) The name of the issuer is SmartDisk Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 3506 Mercantile Avenue, Naples, Florida 34104, telephone (941) 436-2500). The information set forth in the Offer to Exchange under Section 9 ("Information About SmartDisk") is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's Second Amended and Restated 1999 Incentive Compensation Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), having an exercise price of $19.00 per share or greater (the "Options"), for new options that will be granted under the Option Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). In addition, this offer does not include the class of options held by option holders who have not been employees of SmartDisk or one of its subsidiaries on July 1, 2001 and the date the Offer expires or those options held by employees who have been notified prior to the date hereof that their employment is to be terminated. If you are not an employee of SmartDisk or one of its subsidiaries on those dates or have been notified that your employment has been terminated, you will not be eligible to accept the Offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 2 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

          (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

                                       2
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Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

          (d) Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) Not applicable.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

          (a) Not applicable.

Item 10.  Financial Statements.

          (a) The information set forth on pages 43 through 70 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, pages 3 and 10 of Company's Quarterly Report on Form 10-Q for its fiscal quarter ended on March 31, 2001 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

          (b) Not applicable.

Item 11.  Additional Information.

          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b) Not applicable.

Item 12.  Exhibits.

          (a) (1) Offer to Exchange, dated September 7, 2001.

              (2) Form of Letter to Eligible Option Holders and Summary of
                  Terms.

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              (3) Form of Election Form.

              (4) Form of Notice of Change in Election From Accept to Reject.

              (5) Form of Notice of Change in Election From Reject to Accept.

              (6) SmartDisk Corporation Annual Report on Form 10-K for its
                  fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

              (7) SmartDisk Corporation Quarterly Reports on Form 10-Q for its
                  fiscal quarters ended March 31, 2001 and June 30, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and August 14, 2001 and incorporated herein by reference.

          (b) Not applicable.

          (d) (1) SmartDisk Corporation Second Amended and Restated 1999 Incentive Compensation Plan. Filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

              (2) Form of New Option Agreement Pursuant to the SmartDisk
                  Corporation Second Amended and Restated 1999 Incentive Compensation Plan.

          (g) Not applicable.

          (h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          (a) Not applicable.

                                       4
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                        SMARTDISK CORPORATION



                                        /s/ Michael S. Battaglia
                                        ---------------------------------------
                                        Michael S. Battaglia
                                        President and Chief Executive Officer

Date: September 7, 2001

                                       5
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                                INDEX TO EXHIBITS

     Exhibit Number                      Description
     --------------                      -----------

         (a)(1)          Offer to Exchange, dated September 7, 2001.

         (a)(2) Form of Letter to Eligible Option Holders and Summary of Terms.

         (a)(3)          Form of Election Form.

         (a)(4)          Form of Notice of Change in Election From Accept to
                         Reject.

         (a)(5)          Form of Notice of Change in Election From Reject to
                         Accept.

         (d)(2) Form of New Option Agreement Pursuant to the SmartDisk Corporation Second Amended and Restated 1999 Incentive Compensation Plan.

                                       6